EMPLOYMENT AGREEMENT

THIS EMPLOYMENT AGREEMENT (the “Agreement”), dated as of August 1, 2017 (the “Effective Date”), by and between xCraft Enterprises, Inc., a Delaware corporation having a place of business at 313 E Sherman Ave., Coeur d’Alene, ID 83814 (the “Corporation”), and JD Claridge (the “CEO”), an individual residing at _________________, Coeur d’Alene, ID 83814.

W I T N E S S E T H:

WHEREAS, the Corporation and the CEO desire to set forth the terms and conditions on which, from and after the Effective Date, (i) the Corporation shall employ the CEO, (ii) the CEO shall render services to the Corporation, and (iii) the Corporation shall compensate the CEO for such services.

NOW, THEREFORE, in consideration of the foregoing and the mutual promises and covenants herein contained, the parties agree as follows:

1.EMPLOYMENT; DUTIES

(a)The Corporation engages and employs the CEO, and the CEO hereby accepts engagement and employment, as Chief Executive Officer of the Corporation. The CEO is also hereby designated as the President of the Corporation, and shall perform such services and duties as are normally incident to such positions and are commensurate with the CEO's background, education, and professional standing, all as the Board of Directors of the Corporation shall reasonably determine.

(b)The Corporation and CEO agree that CEO’s position shall be full-time. The Corporation acknowledges and agrees that CEO may perform services for other companies or non-profit institutions provided that CEO does not breach the terms of this Agreement.

(c)CEO agrees that he is subject to and will comply with the policies and procedures of the Corporation; as such policies and procedures may be modified, added to or eliminated from time to time at the sole discretion of the Corporation (and provided such revised policies and procedures are communicated to CEO), except to the extent any such policy or procedure specifically conflicts with the express terms of this Agreement. CEO further agrees and acknowledges that any written or oral policies and procedures of the Corporation do not constitute contracts between the Corporation and CEO.

2.TERM

(a)The term of employment for CEO with the Corporation per this Agreement employment shall begin on August 1, 2017 and shall continue for a period of three (3) years, after which time continued employment shall be on an "at will" basis, unless:

(i)Employee's employment is terminated by either party in accordance with the terms of Section 4 of this Agreement; or

(ii)Such term of employment is extended or shortened by a subsequent agreement duly executed by each of the parties to this Agreement, in which case such employment shall be subject to the terms and conditions contained in the subsequent written agreement.

3.COMPENSATION

(a)Base Salary. For all services rendered and to be rendered hereunder, the Corporation agrees to pay to the CEO, and the CEO agrees to accept a salary of $150,000 per annum for the period August 1, 2017 through July 31, 2018; $165,000 per annum for the period August 1, 2018 through July 31, 2019; and $180,000 per annum for the period August 1, 2019 through July 31, 2020 (“Base Salary”), which will be paid in accordance with normal Corporation payroll practices and shall be subject to such deductions or withholdings as the Corporation is required to make pursuant to law, or by further agreement with the CEO. CEO’s salary shall be subject to annual review and adjustment by the Board of Directors, but shall not be decreased without the agreement of the CEO.

(b)Stock Options. Effective August 1, 2017, the Corporation hereby grants CEO an option to purchase 100,000 shares of the common stock of Corporation. Effective August 1, 2018 the CEO shall receive another option to purchase an additional 100,000 shares, and on August 1, 2019, CEO shall receive another option to purchase an additional 100,000 shares (“Options”). These Options will each have a 10 year life and vest monthly over a 1-year period. The initial Option will be granted at an exercise price of $1.70 per share. Each subsequent Option shall be at the price per share of the most recent issuance of Corporation stock to a third party. The Option Agreement will provide that if there is a Change in Control (as defined in the Option Agreement) then all options will become fully vested immediately prior to the Change in Control.

(c)Bonus. CEO shall be eligible to receive an annual performance bonus (“Bonus”) based upon CEO’s achievement of certain milestones and performance objectives established by the Corporation and CEO. The Board of Directors or the Compensation Committee, in its sole discretion, shall determine the extent to which CEO has achieved the performance targets upon which CEO’s Bonus is based, and the amount of Bonus to be paid to CEO, if any. Bonuses are not earned until they are approved by the Board of Directors or Compensation Committee.

(d)Benefits. The CEO shall be entitled to all benefits to which other officers of the Corporation are entitled, on terms comparable thereto, including, without limitation, participation in pension and profit sharing plans, 401(k) or similar plan, group insurance policies and plans, medical, health, vision, and disability insurance policies and plans, and the like, which may be maintained by the Corporation for the benefit of its officers. The Corporation reserves the right to alter and amend the benefits from time to time at the Corporation’s discretion.

(e)Vacation. CEO will be entitled to the Corporation’s “unlimited” paid vacation plan as set forth within its Employee Handbook.

4. TERMINATION OF EMPLOYMENT

(a)Disability. If, as a result of the CEO's incapacity due to physical or mental illness, the CEO shall have been absent from his duties hereunder on a full time basis for ninety (90) consecutive days, the Corporation may terminate its obligations hereunder, except for those obligations provided for in Section 5(a) hereof. The determination of whether the CEO is disabled due to physical or mental illness shall be made by a licensed physician satisfactory to the CEO and to the Corporation.

(b)Termination Upon Death. If the CEO should die during the term of this Agreement, the Corporation's obligations under this Agreement shall cease, except for those obligations set forth in Section 5(a) hereof, and the CEO's employment shall be terminated.

(c)Termination by the Corporation. The Corporation may terminate the CEO's employment hereunder at any time for Cause or for any other reason. For the purposes of this Agreement, "Cause" shall mean: (i) CEO's willful, intentional, or grossly negligent failure to perform his duties under this Agreement diligently and in accordance with the directions of the Board of Directors; (ii) admission or final conviction of (or plea of guilty, nolo contendere, or similar effect to) CEO of a misdemeanor materially  adversely affecting the Corporation or of any felony; (iii) CEO's commission of an act of fraud against, or CEO's material misappropriation of property belonging  to, the  Corporation; or (iv) any material breach by CEO of any provision of this Agreement that is not remedied by CEO within 30 days of CEO's receipt of written notice from the Corporation, which notice shall include a detailed and specific description of the alleged material breach or breaches.

(d)Notice of Termination. Any termination by the Corporation pursuant to this Section 4 shall be communicated by written notice of termination to the other party hereto.

(e)Resignation as Director. If CEO's employment with the Corporation is terminated for any reason, and at the time of such termination CEO is serving on the Corporation's Board of Directors, CEO shall resign his position on the Corporation's Board of Directors effective no later than the effective date of the termination of CEO's employment with the Corporation; provided, that CEO's obligation to resign as set forth in this Section 4(e) shall be conditioned upon the Corporation's payment to CEO of all applicable payments and other benefits arising from such termination as required by this Agreement.

5. COMPENSATION UPON TERMINATION OR DURING DISABILITY

(a)  If the CEO's employment is terminated as a result of disability or death under Sections 4(a) and (b), the CEO shall receive an amount which, when added to any disability/death benefits provided  for  by the Corporation, equals his Base Salary until the six (6) month anniversary of the termination.

(b)  If the CEO's employment shall be terminated for Cause or if the CEO voluntarily terminates his employment, the Corporation shall pay the CEO his Base Salary earned through the date on which his employment is terminated. The Corporation shall then have no further obligations to the CEO under this Agreement.

(c)  If the Corporation shall terminate the CEO's employment under this Agreement pursuant to Section 4(c) hereof other than for Cause, then the Corporation shall pay the CEO, as liquidated damages or severance or both, his Base Salary payable in substantially equal periodic payments no less frequently than monthly for the longer of (i) a period ending on the twelve (12) month anniversary of the termination, or (ii) a period ending on the natural expiration date of the then-current term (without giving effect to automatic renewal terms) of this Agreement.

6. CHANGE IN CONTROL

(a)In the event:

(i)a Change in Control (as defined below) occurs during the term of this Agreement and prior to the earlier to occur of the first anniversary of the Change in Control or the expiration of the then-current term of this Agreement, (A) the CEO is terminated by the Corporation pursuant to Section 4(c), but not for Cause, or (B) the CEO terminates, or gives notice of termination, for Good Reason (as defined below); then, in lieu of any payment and benefits payable pursuant to Section 5 above, CEO shall be entitled to payment and benefits as set forth in Section 6(b) below.

(b)If payment and benefits are required under Section 6(a) above, the Corporation shall:

(i)pay to the CEO as severance pay, in one lump sum, in cash, no later than the tenth day following termination, an amount equal to 3 times the Base Salary then in effect.

(c)  As used herein, a "Change in Control" means the happening of any of the following:

(i)any person or entity, including a "group" as defined in Section 13(d)(3) of the Securities Exchange Act  of 1934, as amended, other than the Corporation or a wholly owned subsidiary thereof, any employee benefit plan of the Corporation or any of its subsidiaries, becomes the beneficial owner of the Corporation's securities having 50% or more of the combined voting power of the then outstanding securities of  the Corporation that may be cast for the election of directors of the Corporation (other than as a result of an issuance of securities initiated by the Corporation in the ordinary course of business); or

(ii)as the result of, or in connection with, any cash tender or exchange offer, merger, or other business combination, sales of assets or contested election, or any combination of the foregoing transactions, less than a majority of the combined voting power of the then outstanding securities of the Corporation or any successor corporation or entity entitled to vote generally in the election of the directors of the Corporation or such other corporation or entity after such transaction are held in the aggregate by the holders of the Corporation's securities entitled to vote generally in the election of directors of the Corporation immediately prior to such transaction.

(a)For purposes of this Agreement, "Good Reason" shall mean the occurrence of any of the following events without the CEO's express written consent:

(i)the assignment to the CEO by the Corporation of duties inconsistent with the CEO's position, duties, responsibilities, and status with the Corporation immediately prior to a Change in Control, or a change in the CEO's titles or offices as in effect immediately prior to a Change in Control, or any removal of the CEO from or any failure to reelect the CEO to any of such positions; provided, that any such event that occurs in connection with the termination of employment for disability, for retirement, for Cause, as a result of the CEO's death, or by the CEO other than for Good Reason, shall not fall within the purview of this Section 6(d)(i);

(ii)a reduction by the Corporation in the CEO's Base Salary as in effect on the date hereof or as the same may be increased from time to time during the term of this Agreement;

(iii)a relocation of the Corporation's principal CEO offices to a location outside of Coeur d’Alene, Idaho, or the CEO's relocation, as required by the Corporation, to any place other than the location at which the CEO performed the CEO's duties prior to a Change in Control;

(iv)any material breach by the Corporation of any provision of this Agreement; or

(v)any failure by the Corporation to obtain the assumption of this Agreement by any successor or assign of the Corporation.

7. REPRESENTATIONS AND WARRANTIES BY THE CEO AND CORPORATION

(a)The CEO hereby represents and warrants to the Corporation that CEO has the full right, power, and legal capacity to enter and deliver this Agreement and to perform his duties and other obligations hereunder. This Agreement constitutes the legal, valid, and binding obligation of the CEO enforceable against him in accordance with its terms.

(b)The Corporation hereby represents and warrants to the CEO as follows:

(i)  The Corporation is duly organized, validly existing, and in good standing under the laws of the State of Delaware, with all requisite corporate power and authority to own its properties and conduct its business in the manner presently contemplated.

(ii) The Corporation has full power and authority to enter into this Agreement and to incur and perform its obligations hereunder.

(ii) The execution, delivery, and performance by the Corporation of this Agreement does not conflict with or result in a breach or violation of or constitute a default under (whether immediately, upon the giving of notice or lapse of time or both) the certificate of incorporation or bylaws of the Corporation, or any agreement or instrument to which the Corporation is a party or by which the Corporation of any of its properties may be bound or affected.

8. NON-COMPETITION

(a)The CEO understands and recognizes that his services to the Corporation are special and unique and agrees that during the term of this Agreement and during the Non-Compete period, he shall not in any manner, directly on behalf of himself or any person, firm, partnership, joint venture, corporation, or other business entity ("Person"), enter into or engage in any business similar to the technologies under development by the Corporation, either as an individual for his own account, or as a partner, joint venturer, CEO, agent, consultant, salesperson, officer, director, employee, or shareholder of any Person, and acknowledges that the time limitation on the restrictions in this Paragraph 8, combined with the geographic scope, is reasonable. The CEO also acknowledges and agrees that Paragraph 8 is reasonably necessary for the protection of the Corporation, that through his employment the CEO shall receive adequate consideration for any loss of opportunity associated with the provisions herein, and that these provisions provide a reasonable way of protecting Corporation’s business value which will be imparted to the CEO.

(b)During the Non-Compete Period, the CEO shall not interfere with or disrupt or attempt to disrupt the Corporation's business relationship with any of its customers, affirmatively suggest or propose that any of the employees of the Corporation leave such employment, or retain, help retain, or participate in retaining any then-current employees of the Corporation.

(c)The Non-Compete Period shall mean the period of time beginning on the date of the CEO’s termination and ending twelve (12) calendar months following such termination.

(d)In the event that the CEO breaches any provisions of this Paragraph 8 or there is a threatened breach of this Paragraph 8, then, in addition to any other rights which the Corporation may have, the Corporation shall be entitled, without the posting of a bond or other security, to injunctive relief to enforce the restrictions contained herein. In the event that an actual proceeding is brought in equity to enforce the provisions of this Paragraph 8, the CEO shall not argue as a defense that there is an adequate remedy at law nor shall the Corporation be prevented from seeking any other remedies which may be available.

9. INVENTIONS, ASSIGNMENTS, AND CONFIDENTIAL INFORMATION

(a)All inventions, improvements, ideas, names, patents, trademarks, copyrights, and innovations (including all data and records pertaining thereto), whether or not reduced to writing, which the CEO may originate, make or conceive during the term of his employment and for a period of three (3) months thereafter, either alone or with others and whether or not during working hours or by the use of facilities of the Corporation (except as may be originated made or conceived in connection with his obligations pursuant to Paragraph 1(c) of this Agreement), and which relate to or are or may likely be useful in connection with the business or contemplated business of the Corporation shall be the exclusive property of the Corporation.

(b)The CEO agrees that during the course of his employment or at any time after termination, he will not disclose or make accessible to any other person, the Corporation's products, services, and technology, both current and under development, promotion and marketing programs, lists, trade secrets, and other confidential and proprietary business information of the Corporation or any of its clients. The CEO agrees: (i) not to use any such information for himself or others; and (ii) not to take any such material or reproductions thereof from the Corporation's facilities at any time during his employment by the Corporation, except as required in the CEO's duties to the Corporation. The CEO agrees immediately to return all such material and reproductions thereof in his possession to the Corporation upon request and in any event upon termination of employment. The foregoing notwithstanding, the parties acknowledge and agree that the confidential and proprietary information of the Corporation and/or its clients shall not include the following: (a) information already in the public domain or hereafter disclosed to the public through no fault of the CEO; including but not limited to knowledge of (i) the business of other companies in the field, (ii) general business methods and structures useful in operating biomaterials companies, (iii) the status of patents and other technology in the field other than those of the Corporation; (b) general knowledge about the biomaterials field obtained through the CEO's academic experience, or (c) specific ideas and projections of the biomaterials field's evolution.

(c)Except with prior written authorization by the Corporation, the CEO agrees not to disclose or publish any of the confidential, technical, or business information or material of the Corporation, its clients or any other party to whom the Corporation owes an obligation of confidence, at any time during or after his employment with the Corporation.

10. NOTICES

(a)All notices required to be given pursuant to this Agreement shall be in writing and shall be deemed given if personally delivered to the other party or if sent by email, the United States Mail, certified mail/return receipt requested, postage pre-paid or by a nationally recognized overnight carrier service, delivery charges prepaid. All such notices shall be addressed to the receiving party at the address set forth in the opening paragraph of this Agreement or such other address as such be provided by written notice pursuant to this Paragraph 10.

11. SEVERABILITY OF PROVISIONS

(a)If any provision of this Agreement shall be declared by a court of competent jurisdiction to be invalid, illegal, or incapable of being enforced in whole or in part, the remaining conditions and provisions or portions thereof shall nevertheless remain in full force and effect and enforceable to the extent they are valid, legal, and enforceable, and no provision shall be deemed dependent upon any other covenant or provision unless so expressed herein.

12. ENTIRE AGREEMENT; MODIFICATION

(a)This Agreement contains the entire agreement of the parties relating to the subject matter hereof, and the parties hereto have made no agreements, representations, or warranties relating to the subject matter of this Agreement which are not set forth herein. No modification of this Agreement shall be valid unless made in writing and signed by the parties hereto.

13. BINDING EFFECT

(a)The rights, benefits, duties and obligations under this Agreement shall inure to, and be binding upon, the Corporation, its successors and assigns, and upon the CEO and his heirs and legal representatives. This Agreement constitutes a personal service agreement, and the performance of the CEO's obligations hereunder may not be transferred, delegated, or assigned by the CEO.

14. NON-WAIVER

(a)The failure of either party to insist upon the strict performance of any of the terms, conditions, and provisions of this Agreement shall not be construed as a waiver or relinquishment of future compliance therewith, and said terms, conditions, and provisions shall remain in full force and effect. No waiver of any term or condition of this Agreement on the part of either party shall be effective for any purpose whatsoever unless such waiver is in writing and signed by such party.

15. GOVERNING LAW; WAIVER OF JURY TRIAL

(a)This Agreement shall be governed by, and construed and interpreted in accordance with, the laws of the State of Idaho without regard to principles of conflict of laws. Any and all disputes, claims, or controversies of any kind between the parties arising from or relating in any way to this Agreement or the interpretation, breach, termination, validity, or existence hereof, shall be finally settled by binding arbitration held in Coeur d’Alene, ID in accordance with the Employment Arbitration Rules of the American Arbitration Association. The arbitration shall take place before a single arbitrator appointed by the American Arbitration Association. With respect to any judgment, award, order or similar findings (including, without limitation, interim awards) of such arbitrators, the parties hereby agree that such judgment, award, order, or similar findings shall be final and binding on the parties and shall not be subject to appeal by either party. Judgment upon any judgment, award, order or similar findings of the arbitrators (including, without limitation, interim awards) made in connection with this Paragraph 15 may be entered in any court having jurisdiction over such judgment, award, order or similar findings, or over either of the parties or any of their respective assets, and application may be made to such court for confirmation, enforcement, and/or execution of such judgment, award, order or similar findings. The Parties irrevocably waive all rights to a trial by jury in any suit, action, or other proceeding hereafter instituted by or against such party in respect of its obligations hereunder or the transactions contemplated hereby.

16. INDEMNIFICATION.

(a)As additional consideration for the CEO's agreement to perform the duties outlined herein, the CEO shall be indemnified and held harmless by the Corporation for any and all claims, costs, or expenses including legal fees and advancement of expenses, except in the case of willful, reckless, or grossly negligent misconduct, for any activity in any suit brought against him or the Corporation for actions undertaken by CEO on behalf of the Corporation to the maximum extent provided by law, regardless of whether such indemnification is specifically authorized by statute, the Corporation’s Articles of Incorporation or Bylaws or any other agreement.

IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the day and year first above written.

XCRAFT ENTERPRISES, INC.

EXHIBIT A

COMPENSATION

Base Salary. The Corporation agrees to pay to the CEO, and the CEO agrees to accept a salary of $150,000 per annum for the period August 1, 2017 through July 31, 2018; $165,000 per annum for the period August 1, 2018 through July 31, 2019; and $180,000 per annum for the period August 1, 2019 through July 31, 2020 ("Base Salary").

Stock Options. Effective August 1, 201 7, the Corporation hereby grants CEO an option to purchase 100,000 shares of the common stock of Corporation. Effective August 1, 2018 the CEO shall receive another option to purchase an additional 100,000 shares, and on August 1, 2019, CEO shall receive another option to purchase an additional 100,000 shares ("Options"). These Options will each have a 10 year life and vest monthly over a 1-year period. The initial Option will be granted at an exercise price of $1.70 per share.  Each subsequent Option shall be at the price per share of the most recent issuance of Corporation stock to a third party.  The Option Agreement will provide that if there is a Change in Control (as defined in the Option Agreement) then all options will become fully vested immediately prior to the Change in Control.